FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: May 2, 2003

Press Release Dated March 31, 2003 - Cream to Issue Shares for Debt
Press Release Dated April 2, 2003 - Cream Options Lucky Jack Claim Group Near Kaslo, British Columbia
BCSC Form 45-102F2 dated April 9, 2003
BCSC Form 45-102F2 dated April 10, 2003

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 31 , 2003

TSX Venture Exchange

Symbol:  CMA

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

Cream to Issue Shares for Debt

Cream Minerals Ltd. (CMA-TSX Venture) (the "Company") has agreed to settle indebtedness with three non-arms length creditors, subject to acceptance for filing by regulatory authorities.  The Company has agreed to issue a total of 2,209,256 common shares at a price of $0.15 per share, subject to a hold period, in satisfaction of indebtedness in the amount of $331,389.  The Company expects that the proposed debt settlement will assist the Company in maintaining the minimum required working capital.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

April  2, 2003

TSX Venture Exchange - Symbol:  CMA

OTC Bulletin Board - Symbol:  CRMXF

U.S. 20-F Registration

CREAM OPTIONS LUCKY JACK CLAIM GROUP

NEAR KASLO, BRITISH COLUMBIA

Cream Minerals Ltd. ("Cream") is pleased to announce that it has entered into an option agreement (the "Agreement") with an individual (the "Optionor") to acquire the Lucky Jack Claim Group property consisting of six (6) mineral claims, located near Kaslo, British Columbia (the "Property").

The Lucky Jack Claim Group is adjacent to the previously announced (March 24, 2003) Goldsmith Property and shares the same history and geology.

Subject to regulatory approval, the option allows Cream to obtain a 100% interest in and to the Property by making payments to the Optionor of $110,000 and issuing 200,000 common shares over a six-year period.  Upon fulfilling the above obligations, Cream will hold a 100% interest in the Property subject only to a 2.0% Net Smelter Return royalty ("NSR").  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

There will be no common shares issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement will have a four-month hold period from the date of distribution from treasury.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at t he Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Cream Minerals Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 3, 2003 of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 9th day of April 2003.

CREAM MINERALS LTD.

By:

"Frank A. Lang"

Frank A. Lang, President

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Cream Minerals Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 9, 2003 of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 10th day of April 2003.

CREAM MINERALS LTD.

By:

"Frank A. Lang"

Frank A. Lang, President